Exhibit 99.1

                    THE ROBERT C. CANTWELL IV, MAI APPRAISAL
                      OF THE BOILING SPRING LAKES PROEPRTY
                          DATED AS OF DECEMBER 31, 2005


      The appraisal report follows. Photographs, maps, and line drawings are omitted.

                                February 22, 2006

Mr. William R. Dixon
General Manager
Boiling Spring Lakes
3142 George II Highway
Southport, NC 28461

Dear Mr. Dixon:

      As a result of a careful inspection and investigation, I have formed the opinion that the market value of the property identified as the unsold portion of Boiling Spring Lakes, North Carolina, the property of Reeves Telecom Limited Partnership on December 31, 2005, was:

     * * * * *SIX MILLION NINE HUNDRED THOUSAND DOLLARS ($6,900,000)* * * *

      This estimate is substantiated in the attached report, and is subject to the assumptions and limiting conditions contained therein. This letter must remain attached to the report for the value opinion to remain valid. The report is a "Summary" report of a "Complete Appraisal" as these terms are defined in the Uniform Standards of Professional Appraisal Practice.

      I certify that I have no interest, present or prospective, in the subject property, and no interest contingent upon the value assigned.


                                                   Yours very truly,

                                                   /s/ ROBERT C. CANTWELL, MAI

                                                   Robert C. Cantwell, MAI
                                                   N. C. State-Certified General
                                                   Real Estate Appraiser A-220

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                                TABLE OF CONTENTS

Summary of Salient Facts and Conclusions                                       1
PART I - INTRODUCTION
Type of Appraisal and Report                                                   2
Assumptions and Limiting Conditions                                            2
Type of Value, Use and Intended User of the Appraisal                          3
Property Rights Appraised                                                      4
Definition of Market Value                                                     4
Effective Date of the Appraisal                                                4
Summary of Appraisal Problem                                                   4
PART II - FACTUAL DATA
Legal Description                                                              5
Inspection of the Property                                                     5
Description of the Community                                                   5
Description of the Neighborhood                                                6
Property Data - Site                                                           8
Property Data - Improvements                                                  11
Assessed Value and Annual Tax Load                                            11
History of the Development                                                    12
Zoning                                                                        13
PART III - DATA ANALYSIS AND CONCLUSIONS
Analysis of Highest and Best Use                                              14
Estimate of Value                                                             15
Reconciliation and Final Value Estimate                                       19
Certification of Appraiser                                                    19

EXHIBITS AND ADDENDA
     Financial Statements
     Qualifications of Appraisers


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                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS


Type of Appraisal:                             Complete

Type of Report:                                Summary

Estate Appraised:                              Fee Simple

Effective Date of Appraisal:                   December 31, 2005

Owner:                                         Reeves Telecom Ltd. Partnership

Location:                                      Boiling Spring Lakes

Improvements:                                  Residential Subdivision

Zoning:                                        Varies

Highest and Best Use:                          Residential Development

Estimated Value:                               $6,900,000



                                       1
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                              PART I - INTRODUCTION

TYPE OF APPRAISAL AND REPORT: This is a "Summary Appraisal Report" resulting from a "Complete Appraisal" as those terms are defined in the Uniform Standards of Professional Appraisal Practice, as adopted by the Appraisal Standards Board.

ASSUMPTIONS AND LIMITING CONDITIONS: The basic limitation of any appraisal is that it is an opinion of value, and is therefore not a guarantee that a property will sell at exactly the appraised value. The market price may differ from the market value, depending on the motivation and knowledge of the buyer and/or the seller. The market price may therefore be either higher or lower than the market value. The market value assigned herein is the appraiser's opinion of the probable price obtainable in the market free of abnormal influences.

No responsibility is assumed for matters of legal nature, nor is any opinion on the title rendered. The title to the property is assumed to be fee simple. Unless otherwise stated in this report, it is assumed that the use of the property complies with all applicable laws and regulations including, but not limited to, environmental and zoning and that there are no encroachments or trespasses resulting from the use of the property.

Existing encumbrances are disregarded and the value assigned takes cognizance of the mortgage money market as of the date of the appraised value, except as otherwise specifically stated in the report. The value assigned herein contemplates competent and prudent management of the property.

Line drawings are believed to represent the conditions as they exist, but are not the product of engineers employed specifically for this appraisal. No responsibility is assumed for structural soundness, subsurface conditions, mineral deposits, or other matters of an engineering nature beyond reasonable conclusions based upon a visual inspection of the property. Any proposed improvements are assumed to be completed in a workmanlike manner in accordance with the submitted plans and specifications.

Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities Act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property's value, marketability, or utility.

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Information  furnished by others has been confirmed within reasonable limits and is believed to be correct. However, no warranty is given for its accuracy. The appraiser reserves the right to alter the opinion of value herein because of information withheld from him or not discovered during the normal course of diligent research. In the event that any material data provided the appraiser are found to be erroneous, the sole responsibility of the appraiser is to provide an amended appraisal report based on the corrected information.

The liability of the appraiser is limited to the client in the amount of the fee collected for the preparation of the appraisal. No liability is assumed to any third party.

Possession of this report, or copies thereof, does not oblige the appraiser to testify before any court, commission, or other body without additional compensation. Without the specific written consent of the appraiser, this report may not be reproduced in whole or in part, nor used in court; nor may it be used by anyone other than the intended user for any purpose. The original copies of this report are printed on blue lined stationary and have original photographs. The appraiser is not responsible for unauthorized copies of this document.

By accepting this report, the recipient agrees that it will not be quoted out of context, and that values assigned herein will not be used as fractional appraisals or in summation with any other appraisal.

Disclosure of the contents of this appraisal report, and review thereof, is governed by the Bylaws and Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the appraiser.

The client agrees to accept responsibility for payment of the appraisal fee, which is due upon delivery of the report unless other arrangements have been agreed to in writing.

Use of this report constitutes acceptance of these conditions.

TYPE OF VALUE, USE AND INTENDED USER OF THE APPRAISAL: The purpose of the appraisal is to estimate the market value of the property of Reeves Telecom Limited Partnership, located at Boiling Spring Lakes, North Carolina, essentially comprising the unsold portion of the community, more specifically described herein.

The use of the appraisal is understood to be to assist the owner in asset management decisions. The intended user of the appraisal is the client, Reeves Telecom Limited Partnership, and its agents at its discretion.

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PROPERTY RIGHTS  APPRAISED:  The estate  appraised is the fee simple interest in the real property.

DEFINITION OF MARKET VALUE: The definition of market value used herein is that of the agencies that regulate federal financial institutions as quoted in the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which is as follows: The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a. buyer and seller are typically motivated;
b. both parties are well informed or well advised, and each acting in what he considers his own best interest;
c. a reasonable time is allowed for exposure in the open market;
d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

EFFECTIVE DATE OF APPRAISAL: The effective date of the appraisal is December 31, 2005.

SUMMARY OF APPRAISAL PROBLEM: The appraisal problem is to estimate the market value of the unsold portions of Boiling Spring Lakes, a development begun more than 40 years ago, which has become an incorporated town. The assets remaining to be sold include 1,074 platted lots, most of which are not suited for building due to soil conditions, additional partially developed acreage adjacent to some developed areas and, three undeveloped tracts, and a sales office building.

The value is best indicated through a discounted cash flow to be derived from the sale of these assets.

The majority of the infrastructure and amenities, including the streets, lakes and a small water distribution system, have been taken over by the government, minimizing the holding costs for the developer.

The subdivision and the resulting town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Recent years have shown an increase in sales and building activity. The size and quality of these newer homes is clearly increasing, demonstrating an increase in demand. Until June 1993, the developer had not actively marketed its lots for more than ten years, however, and the sales effort to date is much less than full-scale. Consequently, it is difficult to predict the results of an aggressive marketing effort and the cash flow from these sales.

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                             PART II - FACTUAL DATA

LEGAL DESCRIPTION OF THE SUBJECT PROPERTY: The subject property comprises many diverse tracts as described below. It is not feasible to include legal descriptions of the whole. The property appraised herein is intended to include all of the remaining assets of Reeves Telecom Limited Partnership in the town of Boiling Spring Lakes, North Carolina.

INSPECTION OF THE PROPERTY: The subject property was inspected on January 26, 2006.

DESCRIPTION OF THE COMMUNITY: Brunswick is North Carolina's 7th largest county, encompassing 856 square miles, and one of the state's fastest growing. It has approximately 45 miles of frontage along the Cape Fear River and over 30 miles of beaches along its southern border with the Atlantic Ocean. The 2000 census listed Brunswick County's population at 73,813, an increase of 43.5% since the 1990 census.

Over the past 10 years, the Brunswick County population has increased primarily in the beach communities, with some municipal areas showing minimal, if any, growth. About 70% of the Brunswick County population lives in unincorporated areas.

Once a county almost totally rural in character and economy, its economy is now diversified with a growing industrial base, which includes the U.S. Army's Sunny Point Military Ocean Terminal, Carolina Power & Light, DAK Americas, Rampage Yachts, and ADM. Tourism, the motion picture industry, and a growing retiree population provide a substantial positive economic impact. Tourism is the heart of the economic base at this time.

Brunswick County has a distinct summer vacation and tourist seasonal population, essentially May through September, with the Fourth of July holiday being the peak visitation period. During this period, the county population reaches approximately 175,000, and remains at a high level from mid-May to early September. The county ranks 14th in the state in travel dollars spent.

Brunswick County is included in the Wilmington Standard Metropolitan Statistical Area (SMSA), which was ranked 12th nationally with a population growth of 13.1% since the 1990 census, and is closely linked with the city of Wilmington and New Hanover county. Brunswick County residents have convenient access to the New Hanover communications and transportation facilities.

Brunswick County residents are served by Brunswick Community College in Supply, and Cape Fear Community College and the University of North Carolina at Wilmington, both in New Hanover County. Two hospitals are within the county; the Brunswick Hospital in Supply, and Dosher Memorial Hospital in Southport.

Although not in direct competition with the subject property, several large well-planned residential subdivisions have been successfully developed in the general area in recent years, attesting to the increase in demand in the area. Recent years have seen an increase in these developments, essentially an extension of the development associated with the South Carolina "Grand Strand" area of Myrtle Beach. Typically, these are oriented to a golf course and other resort/retirement amenities; some have water frontage. The developments are of varying quality and price ranges, and their development is generally advancing from the South Carolina line to the east toward the Southport area.

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The oldest of these,  and the most  similar in price,  is River Run  Plantation.
This is a subdivision of approximately 560 lots lying on the Lockwood Folly River west of NCSR #1112. This development was begun in 1980 and is a single-family residential subdivision with areas dedicated to both manufactured housing and conventional homes. All of the lots are developed, most with underground electrical and telephone utilities. Water and sewer are not provided. Amenities include access to the waterfront, with boat ramp, a private recreational area, and a clubhouse with pool and tennis courts.

St. James Plantation is a 2,100 acre development offering waterfront and interior lots. Amenities include private beach club, a tennis and swimming complex, and a 14-acre waterway park. The project features "The Gauntlet", an 18 hole championship golf course designed by Pete Dye, "Members Club" a course designed by Hale Irwin, and a full-service country club with clubhouse, restaurant and bar. The course expanded to 54 holes in 1998, with the addition of the 18 hole "Players Club". Residential uses within St. James include single-family detached dwellings, patio homes, and townhouses, as well as condominiums. Prices for interior lots begin at around $45,000, with golf course lots at $75,000 and waterfront site ranging well above $500,000.

Winding River is a project located approximately 12 miles west of Southport, just south of Supply. It is a golf community featuring a course designed by Fred Couples, as well as a marina on the Lockwood Folly River. Lots within this project begin in the $40,000 range with golf course lots from $75,000 and waterfront lots ranging up to more than $300,000 in price.

Sales activity outside of the organized developments is erratic. Brunswick County is known for its high proportion of mobile home parks. Multi-family development is not common in the county.

DESCRIPTION OF THE NEIGHBORHOOD: The subject neighborhood is construed to be the corporate limits of the town of Boiling Spring Lakes, as reflected by the map appended hereto. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961. It has a land area of 22.6 square miles and had a 2000 population of 2,972. The 2004 population is estimated at 3,580.

Physical development of the subject property has consisted primarily of the cutting, grading and stabilizing of roads, and staking and plotting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard-surfaced. The remainder is stabilized with gravel, soil, or stone. Additional streets are platted but are not improved, or are trafficable only by four-wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways, the development of an 18-hole golf course served by a clubhouse, a motel, and sales and administration buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges to 10 acre woodsland tracts, as well as smaller interior lots, many of which are designated for mobile home use.

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The town management estimates that there are over 2,000 dwellings, including 400 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreational purposes. The slow population growth can be explained, to some extent, by the sales program, which included medium term financing and attracted many future retirees, not desirous of building soon after their purchase. Building and mobile home construction for the previous five years are as follows.

                                    Building           Mobile Home
                 2001                 105                19
                 2002                 103                18
                 2003                 122                 9
                 2004                 130                 5
                 2005                 171         N/A (171 may include
                                                   some mobile homes)

The data indicate a strong upward trend in the number of houses constructed in the recent past. The quality of new homes is also higher than the average in the community, and in some areas, the new construction is significantly superior to even nearby dwellings, increasing the quality and desirability of existing neighborhoods and indicating a level of confidence in the community by new residents.

The town is incorporated and is governed by a mayor and council, separate and apart from the development operation. The town maintains the streets and provides police protection and trash and garbage removal. Fire protection is provided by the Boiling Spring Lakes volunteer fire department. Electricity and telephone are generally available throughout the town. The Brunswick County Utilities Department provides community water service to a small area near the center of the development, and the extension of water service by the Town to Phase I and II of the development (including 1,100 dwellings in the area north and west of the main lake and most of the golf course) is now under way.

No public sewerage is available. Plans for public sewer service have been made in the past, but have never come to fruition. The developer installed a small community septic system that served seven commercial lots along Highway #87 in the center of town. Those lots have been sold, and it does not appear to be feasible to duplicate or expand this system. The owner has no plans to develop a sewer system on his own, due to problems of disposing of effluent. Some outside developers have attempted to negotiate with the town and with the Nature Conservancy to locate effluent disposal areas so that small systems could be installed in some residential areas. To date, none of these has been successful, but the developer reports that this idea may be possible. If so, a system would probably be a condition of an acreage or multi-lot purchase, and serve only the areas to be purchased, not benefiting any unsold lots belonging to Reeves, although some joint agreement is also a possibility. The possibility of such and action does raise the possibility of using some lots, now considered unsuited for development, but is considered speculative at this time.

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Primary schools are available in Bolivia and Southport, each approximately eight miles from the town. Middle and high schools are located within the town. Shopping is limited to convenience goods, with a better selection available in Southport; full-service shopping is available in Wilmington.

The developer transferred title to the major lake to a homeowners' association, which subsequently transferred it to the town in 1981. Title to most of the remaining lakes was transferred to the city in 1995. Many of the lakes have at least one public access point. The homeowner's association is separate from both the developer and the town government. It is a voluntary association in which the developer has no control.

PROPERTY DATA - Site: The property to be appraised comprises approximately 375 acres of undeveloped land, some 1,074 unsold plotted lots, both recorded and unrecorded, 200 acres designated for commercial use, and a sales office.

The topography of the area is generally level. The soil is described as pocosin land, interspersed with sandy ridges. Predominate soil types include Murville, Leon, Leon Urban Complex, Kureb, Mandarin sands and Dorovan and Croatan mucks. In general, the Kureb, Leon, and Mandarin sands are found in the higher elevations and ridges, the Dorovan and Croatan soils are found in depressions and stream flood planes, and the Murville sands are scattered throughout in lower areas and in transition areas between the sands and mucks.

Murville soil is described as a very poorly drained soil, with slow run-off and rapid permeability in the upper layer, but a seasonal high water table at or near the surface six months out of the year unless artificially drained. When drained, this soil has good potential for most uses.

The Leon soil is similar to the Murville.

Leon urban land complex is described as areas of Leon soils and urban land too small and too intermingled to be mapped separately. The urban land consists of areas where the original soil have been cut, filled, graded, or paved, so that most soil properties have been altered to the extent that a soil series is not recognized.

Kureb soil is described as excessively drained sandy soil found in undulating sand hill areas. This is a very sandy soil with slow surface run-off and rapid permeability. The available water capacity is low; seepage is rapid. Natural vegetation is sparse, including blackjack oak and some long leaf pine. The soil is suited to most urban uses, although lawns and shrubs are difficult to establish and maintain because of the droughtiness. The soil requires frequent irrigation and fertilization. The poor filtration characteristics can be a limitation to the use of septic tanks.

Mandarin soil is somewhat poorly drained, with moderate permeability and a seasonal high water table from 1.5' to 3.5' below the surface for six months of the year, unless artificially drained.

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Dorovan soil is described as very poorly  drained soil found on low flood plains of fresh water streams. It is an organic soil with slow surface run-off, moderate permeability, but seasonal high water table at or near the surface, with ponding and frequent flooding during wet periods. This soil is generally not suited for residential or recreational development because of wetness and flooding, as well as its low load-bearing capacity.

Croatan muck is a very poorly drained soil with high organic content found in depressions and stream flood planes. They are generally not suitable for any development due to low load-bearing capacity, very slow permeability, and high water table and potential of flooding.

Drainage ranges from very good in the higher sandy elevations, specifically near the lake, to poor to very poor in the lower and more level areas.

There is a fair cover of pond pine and loblolly pine. The quality of the soil for silviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forest management would probably not prove economically feasible. It is noted that adjacent owners with the same class of land, including paper companies, have not seen fit to initiate any substantial drainage program. The higher sandy elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

The town limits formerly coincided with the perimeter of the subject property, but the sale of 3,483 acres to the Nature Conservancy in 2000 significantly reduced the area owned by Reeves, and its property is now concentrated in the central and eastern portions of the town. The extreme city limits cover a distance from east to west of some six miles, and seven miles from north to south, in a very irregular shape.

Near the eastern boundary, the town is traversed from north to south by the Sunny Point Railroad, a government owned facility serving the U.S. Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by N.C. Hwy. #87 and the southeastern corner of the property fronts on N.C. Hwy. #133. Near the center of the town, and extending southwest to northeast, is Boiling Spring Lake, with large tributary lakes extending northwestwardly therefrom. Numerous smaller lakes are scattered primarily in the eastern and southern portions of the town. Reference is again made to the attached map. Public access is available to most of the lakes.

The undeveloped 375 acres comprise three irregularly shaped tracts within the town, indicated by number on the attached map.

The first is an irregularly shaped tract containing approximately 25 acres lying south of Drayton Rd. and east of Revere, north of North Lake. As the tract adjoins developed areas, an extension of the existing development is appropriate for this tract. Management believes that due to the poor soil conditions this tract is best developed with ten acre lots to ensure septic tank suitability. Development costs would be minimal, as the tract fronts on existing roads.

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Tract two is a  235-acre  tract  lying  downstream  of the dam south and east of
Sections 2, 3 and 14. Although it has some good soils, the topography is very irregular, and, although it is adjacent to Sections 3 and 14, expansion from these sections into this area is not feasible. At one time, plans showed a proposed lake on this tract upon which portions of Section 14 would front, but this is no longer planned. The value of this tract is nominal due to the limitations of use.

Tract three is the remainder of a tract that has been partially developed into the second nine holes of the golf course, with surrounding residential lots. One hundred seventy-two lots were platted from this tract. Approximately one-half of the lots front on the golf course and some front on small lakes. Another 55 lots can be developed with minimal expense from areas that front on paved streets, including Nicklaus Road, South Shore Drive, and an unnamed cul-de-sac. Within this tract, 115 acres remain available for development, within which streets have been cleared and some grading completed. The tract will produce a total approximately 240 lots to be added to section 72, many of which require little development expense, and many of which will front on the golf course.

The soils in most of this tract are superior to the developed portions. It is equivalent or superior to most of the developed portion in topography. Access is available along most of the boundaries.

The property designated for commercial use consists of several non-contiguous tracts totaling approximately 200 acres, fronting on N.C. Hwy. #87 for most of its route through the town.

The foregoing descriptions were scaled from various maps, and areas are as described by the management or as calculated from the maps and descriptions furnished to the appraiser. The tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

The platted lots are located throughout the development. Approximately two-thirds of the original holdings have been plotted for residential subdivision. Although many of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. More than 1,700 lots, totaling some 1,500 acres were sold to the Nature Conservancy since 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision plan is in three broad categories. The first, individual homesites, ranging from 10,000 SF to 25,000 SF in area; secondly, similar size lots are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small "timber tracts" and "ranches," being plots of five to ten acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated in the design.

The town has had a survey of potential habitat areas of the red cockaded woodpecker, an endangered species that is known to inhabit the area. These potential habitats included several areas in which Reeves has remaining lots. The areas do not appear to include those where there are concentrations of valuable lots and do not appear to significantly impair the development of those assets. However, this is a situation subject to change.

In some areas, the dedicated streets are not improved. For most part, these are areas in which the lots are not buildable under current health department regulations, as discussed below, and include those areas that were sold to the Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows.

PROPERTY DATA - Improvements: The only significant improvement on the property is a sales office building. This is a one-story brick veneer structure containing 1,269 SF, on cement block foundation, with face brick exterior walls and composition shingle roof. The interior is subdivided into a reception area, four offices, kitchen, storage room, utility room, and a restroom. The interior finish includes carpeted floors, except for vinyl in the kitchen, storage room and utility room, prefinished plywood walls and textured painted sheetrock ceilings. Lighting is by fluorescent tubes. Plumbing includes one toilet, one lavatory, a kitchen sink, and electric water heater. Heating and air conditioning are by a heat pump. Workmanship and materials are good; maintenance has been good. The building is 25 years old. There were no significant items of deferred maintenance noted. The effective age is estimated at 15 years; the future useful life is estimated more than 20 years.

To the rear of this building is a one-story frame storage building containing 216 SF. This building has a concrete slab foundation, exterior walls are painted Masonite siding, and the roof is composition shingle. The interior finish includes concrete floors and unfinished walls and ceilings. The building appears to be in good condition.

Serving these buildings is a parking area containing approximately 3,500 SF, paved with asphalt.

ASSESSED VALUE AND ANNUAL TAX LOAD: The subject property is assessed for taxes in approximately 900 parcels, with a total assessment of $6,395,560. About one-half of the lots are in the name of Boiling Spring Lakes, Inc., a predecessor corporation that was merged with Reeves in 1962. Although shown separately for tax purposes, the distinction is not significant. The assessment theoretically reflects 100% of market value as of January 1, 1999. The 2005 Brunswick County tax rate was $.54 per $100 of assessment; the town rate was $.25, for a total of $0.79, generating an annual tax load of $50,525 based on the current assessment. The tax load has varied from year to year as the tax rates have changed and as lots and other assets have been developed or sold. The total annual taxes paid over the past several years is as follows:

                  2000                                  $65,808
                  2001                                  $72,335
                  2002                                  $48,422
                  2003                                  $51,646
                  2004                                  $65,964
                  2005                                  $60,143

The tax load is burdensome, and higher than that of similar, competitive developments. This is because the lots are assessed individually at their market value, with no significant discount for the fact that they belong to the same owner. Consequently, the total is larger than would be found in a subdivision in which most of the lots are yet to be platted or developed. Efforts to obtain relief have met with only limited success, due to the limitations imposed by the state law under which the taxes are levied. The reduction in 2002 was the result of the sale of large tracts of vacant land to the Nature Conservancy and the sale of the golf course.

HISTORY OF THE DEVELOPMENT: Following its inception in the early 1960's, the property was intensely marketed for approximately 15 years, during which time approximately 8,100 lots were sold, typically on a land contract basis, with a small down payment and modest monthly payments for ten years. A high percentage of the contracts were carried to completion. The land contract method of sale and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remains in force.

The volume of lot sales was very high during the period 1961 - 1975, during which time the property was heavily promoted. The volume diminished in 1976, and remained low through the mid seventies, due to a combination of factors. The most significant of these were a requirement to resubmit HUD reports, an engineering problem that caused the lake to drain, a reorganization of the ownership and the desire of the new owner to market the property as a whole, rather than to sell individual lots.

During the period in which the property was marketed as a whole, the lots were not actively marketed, and there were virtually no sales for more than ten years. During this period, the town took over ownership of the streets, the parks and some of the lakes, significantly reducing the maintenance and holding expense to the owner. Meanwhile, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant and this is the current level. Resumption of an active sales campaign would require the organization of a new staff.

The golf course was sold in March 2001, after being operated at less than break-even levels by the developer for many years, or leased for nominal income. The current operation by a third party relieves the owner from the burden of management while still providing an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole. Recent sales activity is shown below:

Year                Lots               Gross Sales             Average Price/Lot
----                ----               -----------             -----------------
2000                  56                  $449,535                 $7,800
2001                  69                  $420,742                 $5,400
2002                  22                  $270,864                $12,300
2003                  29                  $248,862                 $8,500
2004                  86                $1,114,147                $12,955
2005                  81                $2,265,516                $27,969

The recent increase in sales activity is attributed by the management to the spillover from nearby, higher priced developments with much more aggressive marketing, and to a larger degree, to the interest shown by builders, who have recently been constructing many home on speculation. In addition, there have been an increasing number of former residents of nearby beaches who have sold their homes in that rapidly increasing market, and moved to Boiling Spring Lakes, which is nearby, but much less expensive.

ZONING: The property is zoned by the town with a variety of classifications, which generally conform to the original planning concept. Reference is made to the accompanying zoning map. There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitations of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the United States Corps of Engineers under their so-called "404 jurisdiction". The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage, and vegetation. Determination of wetland areas and permit processing is done on a case-by-case basis, with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps of Engineers made a cursory survey that indicated that most of the undeveloped areas and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, and as are some of the undeveloped areas remaining in the subject.

Based on historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exceptions to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

                    PART III - DATA ANALYSIS AND CONCLUSIONS

ANALYSIS OF HIGHEST AND BEST USE: In appraisal practice, the concept of highest and best use represents the premise upon which market value is based. Highest and best use is defined as the reasonably probable and legal use of vacant land or an improved property, which is physically possible, legally permitted, financially feasible, and which is maximally productive, therefore resulting in the highest value.

An improved property's highest and best use is evaluated in two ways: as if the land were vacant and available for development to its highest and best use, and as improved. The purpose of determining the highest and best use of land as though vacant is to identify the site's potential use, which governs its value. Land is always valued as though vacant and available for its highest and best use.

The purpose of determining the highest and best use of the property as improved is to identify that use of the property that is expected to produce the greatest overall return on the capital invested, and to identify differences between the existing and optimum improvements. In general, once a property is improved, it becomes committed to a use consistent with the design of the improvements, so long as the income from such use provides a reasonable return to the value of the land as though vacant. If this is not the case, it then becomes economically feasible to raze or modify the improvements to conform to the highest and best use of the site. In the interim, it is important to identify those elements of the existing improvements that are less than optimum, so that they may be accounted for in the appraisal process.

The highest and best use of the subject property is judged to be a continuation of its present use, the sale of lots and small tracts to the public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use.

The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is excess to future as well as current demands. The demand for this use is increasing with the population, and sales of commercial sites have shown a very strong increase in the past two years. When the developer installed a small community sewer system to serve a portion of the commercial area, several sales resulted at volume and price levels that were well above historic levels. The recent development is characterized as small, neighborhood shopping facilities, and there remain some vacancies in these new buildings. The success of the commercial ventures recently built is not yet confirmed, and future demand may not continue to show such an increase. Because of the abundant supply, it is likely that portions of the area will eventually be used for residential purposes.

Although the past two years have shown an increase in lot sales and sharp increase in price levels, there is no significant marketing effort. Despite this recent trend, a marketing program is considered necessary to ensure continued sales volume and disposition in a reasonable time period.

Of the vacant tracts, only tracts one and four are considered to have significant value. The highest and best use of tract one is for subdivision into tracts large enough to ensure that septic tanks can be successfully used. The highest and best use of tract four is for a continued extension of section 72.

The highest and best use of tract three is severely limited by the combination of physical and legal restrictions that apply, and the highest and best use of this tract considered to be for conservation, or passive recreation use. Either use is consistent with the location and the physical characteristics of the land. This is a speculative use, dependent upon an uncertain demand in a limited market. However, this appears to be the only probable use. The possibility of threatened or endangered species is an additional potential limitation to the use of this area.

A concept perhaps more pertinent than highest and best use for the wetland areas may be that termed "most appropriate use." This is a planning concept not directly related to the economic factors considered in highest and best use. It is defined as "the use that will promote the greatest good for the greatest number, or is in the best interest of the community as a whole." Such use is implicit in the restrictive environmental regulations that apply to the subject wetlands. Consistent with this concept, the most appropriate use would appear to be for a conservation purpose benefiting the entire community as well as the adjacent properties. As the recent sale to the Nature Conservancy suggests that they have acquired those tracts that were of interest to them, it is likely that there is no ready market for the remaining tracts. They are considered to have only a nominal vale. The best use may be to donate them to the town for park use.

ESTIMATE OF VALUE: The valuation process is a systematic procedure employed to provide an estimate of real property value. Information is gathered about sales and offerings of similar properties and tracts of vacant land, current cost of construction materials and labor, rental rates of similar properties, their operating expenses, and current rates of return on investments and properties. From these data, a value is developed for the land, and for the property as a whole, usually using three methods: the cost approach, the sales comparison approach, and the income capitalization approach.

In the cost approach, the land is valued as if vacant and available for development to its highest and best use, usually using the sales comparison approach. Then an estimate is made of the current replacement cost of the improvements. This cost is then adjusted to reflect depreciation, if any, present in the subject improvements resulting from physical deterioration or obsolescence. The result is added to the land value to indicate the value of the property.

In the sales comparison approach, sales and offerings of similar improved properties are analyzed and compared to the subject property. Adjustments are made for differences in such factors as time of sale, financing, location, and physical characteristics. The adjusted sales prices are analyzed to indicate the value of the subject property.

In the income capitalization approach, estimates are made of the gross income that may be generated by the property, and of expenses that may be incurred in the operation. The resulting net income is then capitalized to indicate the value of the property. Capitalization is a process that calculates the present worth of an income stream, thereby indicating the investment that is justified by the anticipated return.

The indications from the three approaches are then reconciled into a final estimate of value, giving greater weight to those indications that have more application to the property type being appraised and/or the quality of the data that were available for analysis.

The subject property is best valued by the subdivision analysis method, which is a combination of the sales comparison approach and the income approach. The value of the individual lots is estimated to project an income stream that could be derived from their sale. By estimating a sales rate and expenses, an income stream is developed which is capitalized into an indicated land value.

The current inventory contains 1,196 lots, most of which are in areas where soils are not suited for septic tanks under current regulations, and many would be classified as "404 wetlands." As a result, most of the undeveloped land as well as many of the lots, including the majority of the commercial area, is now not suitable for development. Of the existing lots, some 175 are currently reported by management as being suitable for septic tanks, including 15 in
Section 14 and 92 in Section 72 developed around the golf course in the early 1980's. The remaining 68 suitable developed lots are scattered throughout the residential sections in the development. Additionally, the area designed and zoned for commercial use would appear capable of generating an additional 45 suitable lots.

Of the undeveloped areas, only four are considered to have soils suitable for future development. These are identified as follows:

1. The area fronting on the paved roads in section 72, which will produce approximately 50 lots with minimal expense, identified as part of tract two above.

2. The area adjacent to section 72, the expansion of which will produce approximately 190 lots; identified as part of tract two above, and

3. Portions of Section 14, wherein some 129 lots have been partially developed. Management expects that approximately 49 new lots suitable for septic tank use can be developed from this area.

4. Land lying north of North Lake, which can be developed into three tracts large enough to ensure septic tank use. Development would not require any significant expense, and these are considered to be essentially developed now.

Additional assets include the sales office.

There has been no active sales program by the company for more than ten years; consequently, estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projection are based upon company sales, private resales, and current listing prices in both categories.

The accompanying table shows the sales history in the development, of both company-owned lots and resales. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. In 2004 there were 205 resales averaging $14,000 per lot. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. When lots less than $3,000 in price are excluded, the statistics for 2004 are 181 lots at an average price of $15,400.

In 2005 there were 460 resales averaging $22,000 per lot. When lots less than $3,000 in price are excluded, the statistics for 2005 are 424 lots at an average price of $23,800. Most of these owners are in a position to price their lots very competitively, as they were acquired at lower prices many years ago, but it is also noted that the resale market contains virtually all of the lakefront lots, which have recently shown strong price increases.

The sale rate of company lots has also shown a steady increase in recent years, with dramatic increases in the last two years, reaching 86 lots in 2004, at an average price of $12,955, and 81 lots in 2005, at an average price of $28,000. Future sales from Reeves will include a larger proportion of the higher priced lots, continuing to increase the average lot price.

The values assigned to the various categories of lots are shown on the accompanying cash flow projection. The price of the "other" lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the three large tracts to be developed from the area north of North Lake. The value estimates are derived from company and resale activity in the various sections and the asking prices on similar lots. Lot prices are forecast to increase at the rate of 2% per year during the projection period.

While the recent sales history has shown strong increases in both price and sales rate, this is due to the rapid increase in demand in the area, and it is unclear whether this represents a trend that will continue or a inordinate increase that cannot be sustained. It is considered possible that with an aggressive sales program, both prices and disposition rate could be increased, or at least sustained. However, this is dependent upon many factors, including the magnitude of competition and the general housing economy, which cannot be reliably predicted. In view of the history of the subject and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate that is more conservative than that suggested by the most recent two years.

The rate of sales cannot be predicted with certainty, and is related to price and promotional effort, as well as the overall demand in the area. The rate estimated herein (excluding the two categories that follow) averages 36 lots per year, increasing from 45 in the first year to a maximum of 55, and then diminishing toward the end of the disposition period. This sales rate results in a disposition period of eleven years, with average lot prices ranging from $38,000 to $67,000 for these categories. This average is higher than the recent history, but includes fewer of the lower priced lots and does not include the following two categories.

It is assumed that 33 commercial sites could be sold during the disposition period beginning at an average price of $15,000, although many would probably not be used for commercial purposes.

In addition, during this period, it is assumed that a number of those lots not suitable for building could also be disposed of, either in combination with the lots sold or to existing adjoining owners. An estimated 10 lots per year at a nominal price of $1,000 each is included during the disposition period. The remaining unsold lots would not justify a continuing sales program, and would probably be forfeited or donated to the town.

The sale of the sales office is predicted in year eleven, at the end of the sales period. Its value at that time is obviously a matter of speculation, and while it is included at $100,000, the discounting to which this value is subject is such that a substantial change in its value would have little effect on the value estimate of the whole property.

The operating expenses are based to the degree possible on the history of the development. Until recently, however, the historic expenses have not included any significant sales or promotional activity. While recent sales activity is up, despite this, it is considered likely that some expense for promotion would be required to sustain a good volume of sales. An allowance of 5% of gross sales is included for advertising and promotion. Sales expense is estimated at 6%. Administration and overhead is estimated at 7% of gross sales, to approximate the recent experience of the owner, when adjusted to omit those charges that are included elsewhere.

Real estate taxes are based upon the anticipated assessment and rate, and change over the disposition period with the sale and/or creation of lots.

Development expenses are based upon historic costs within the subject, and from those of other similar developments. Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

Financing for the property is difficult to anticipate due to the nature of the property. The financing shown in the cash flow analyses is predicated on an interest only construction type land loan of 70% of value with an interest rate of 12% applied to the average outstanding balance annually. The principal repayment is based on 125% of the original loan amount per lot sold. While these terms are considered reasonable, financing from conventional sources is uncertain due to the character of the development. Lenders report that the credit-worthiness of a borrower and the risk of a development are currently of utmost importance in the underwriting decisions. Seller financing is a possible consideration, and these terms are considered reasonable under this circumstance as well.

The yield to the equity position is estimated at 25%, which includes both the yield on invested capital and profit to the developer. This rate is difficult to estimate or to extract from available market information. It tends to vary with risk perceived by the developer, the anticipated disposition rates, and the size of the equity position. This rate is within the range typically required by developers. With the assumed financing, this rate generates a total property yield of approximately 17.5%, which is also within typical limits for this type of property.

The cash flow to be anticipated from the sale of the property is shown in the accompanying table. The present value of the cash flows to the equity position, discounted at 25%, is $2,072,322. Adding the value of the 70% mortgage of $4,835,418 generates a total indicated value of the property of $6,907,740.

RECONCILIATION AND FINAL VALUE ESTIMATE: There are no sales of similar properties known to the appraiser. The assumptions and estimates in the subdivision analysis render it less precise than would normally be desired, particularly in view of the history of the subject, which provides only limited basis for forecasting. The estimates are considered realistic, however, and are confirmed by the historic operation

Taking cognizance of the market practice of dealing in round numbers, a value of $6,900,000 is assigned.

CERTIFICATION OF APPRAISER:

I certify that, to the best of my knowledge and belief:

      the statements of fact contained in this report are true and correct.

      the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial and unbiased professional analyses, opinions, and conclusions.

      I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

      I have no bias with respect to the property that is the subject of this report or the parties involved with the assignment my engagement in this assignment was not contingent upon developing or reporting predetermined results my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

      my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

      my education and experience are sufficient to satisfy the competency requirements of the Uniform Standards of Professional Appraisal Practice with respect to this property type and location.

      the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

      as of the date of this report, I have completed the continuing education program of the Appraisal Institute.

      I have made a personal inspection of the property that is the subject of this report.

      Mary  D.  Cantwell,  associate  appraiser,   provided  assistance  in  the
      collection and analysis of data in this appraisal.

      my value conclusions as well as other opinions expressed herein are not based upon a requested minimum value, a specific value, or approval of a loan.




                                                  Robert C. Cantwell, MAI
                                                  State-Certified General
                                                  Real Estate Appraiser No. A220

                                INVENTORY OF LOTS

                  --------------------# LOTS -----    ESTIMATED
         SECTION  SUITABLE  UNSUITABLE       TOTAL      PRICE
         ------   -------   ----------      ------   -----------
            1           1          37           38      22,500
            2           3          15           18      15,000
            3          16          11           27      15,000
            4           3         142          145      15,000
            5           4          17           21      15,000
            6           0           3            3
            7           1         116          117      15,000
            8           2          53           55      15,000
            9           2          47           49      15,000
           10           0           0            0
           11           7           3           10      10,000
           12           1           6            7      17,000
           13           0           0            0
           14           5          26           31      20,000
           15           0           0            0
           16           0           0            0
          16Y           0           0            0
           17           0         170          170
           19           0           0            0
           20           0           0            0
           21           0           1            1
           22           0           4            4
           23           0           0            0
           24           0           0            0
           25           0           0            0
           26           2           6            8      55,000
           31           1          17           18      20,000
           32           3           1            4      15,000
           72          50           3           53      55,000
          101           0         115          115
          SLE           3          60           63      15,000
           1W           0          17           17
           3W           0           0            0
           4W           0           0            0
          24W           0           0            0
          25W           0           0            0
          26W           0           5            5
          27W           0           0            0
          28W           0          25           25
          29W           1          24           25       2,500
          30W           7          17           24      12,000
          31W           0          21           21
          32W           0           0            0
          33W           0           0            0
          34W           0           0            0
          35W           0           0            0
          36W           0           0            0
          37W           0           0            0
          38W           0           0            0
          39W           0           0            0
               ====================================
        Total         112         962        1,074

                                                             BOILING SPRING LAKES
                                                     SUBDIVISION DEVELOPMENT CASH FLOW

                                   YEAR        YEAR         YEAR        YEAR        YEAR         YEAR        YEAR        YEAR
SECTION 72                           1            2           3           4            5           6           7            8
BEGINNING BAL                       50           25          45          15           35          55          25           45
NO. ADDED                            0           50           0          50           50           0          50            0
NO. SALES                           25           30          30          30           30          30          30           25
ENDING BALANCE                      25           45          15          35           55          25          45           20
CUMULATIVE SOLD                     25           55          85         115          145         175         205          230
% SOLD                              9%          19%         29%         40%          50%         60%         71%          79%
PRICE                           55,000       56,100      57,222      58,366       59,533      60,724      61,938       63,177
SALES INCOME                 1,375,000    1,683,000   1,716,660   1,750,980    1,785,990   1,821,720   1,858,140    1,579,425
OTHER LOTS
BEGINNING BAL                       60           45          30          15            5           0           0            0
NO. ADDED                            0            0           0           0            0           0           0            0
NO. SALES                           15           15          15          10            5           0           0            0
ENDING BALANCE                      45           30          15           5            0           0           0            0
CUMULATIVE SOLD                     15           30          45          55           60          60          60           60
% SOLD                             25%          10%         16%         19%          21%         21%         21%          21%
PRICE                           15,600       15,912      16,230      16,555       16,886      17,224      17,568       17,919
SALES INCOME                   234,000      238,680     243,450     165,550       84,430           0           0            0
SECTION 14
BEGINNING BAL                        5            0          24          14            0           0           0            0
NO. ADDED                            0           34           0           0            0           0           0            0
NO. SALES                            5           10          10          14            0           0           0            0
ENDING BALANCE                       0           24          14           0            0           0           0            0
CUMULATIVE SOLD                      5           15          25          39           39          39          39           39
% SOLD                             13%          38%         64%        100%         100%        100%        100%         100%
PRICE                           20,000       20,000      20,000      20,000       20,000      20,000      20,000       20,000
SALES INCOME                   100,000      200,000     200,000     280,000            0           0           0            0
COMMERCIAL LOTS
BEGINNING BAL                       45           42          39          36           33          30          27           24
NO. ADDED                            0            0           0           0            0           0           0            0
NO. SALES                            3            3           3           3            3           3           3            3
ENDING BALANCE                      42           39          36          33           30          27          24           21
CUMULATIVE SOLD                      3            6           9          12           15          18          21           24
% SOLD                              9%          18%         27%         36%          45%         55%         64%          73%
PRICE                           15,000       15,300      15,606      15,918       16,236      16,561      16,892       17,230
SALES INCOME                    45,000       45,900      46,818      47,754       48,708      49,683      50,676       51,690
UNSUITIBLE LOTS
BEGINNING BAL                      962          952         942         932          922         912         902          892
NO. ADDED                            0            0           0           0            0           0           0            0
NO. SALES                           10           10          10          10           10          10          10           10
ENDING BALANCE                     952          942         932         922          912         902         892          882
CUMULATIVE SOL                      10           20          30          40           50          60          70           80
% SOLD                              1%           2%          3%          4%           5%          6%          7%           8%
PRICE                            1,000        1,000       1,000       1,000        1,000       1,000       1,000        1,000
SALES INCOME                    10,000       10,000      10,000      10,000       10,000      10,000      10,000       10,000
OFFICE                               0            0           0           0            0           0           0            0
TOTAL LOTS
BEGINNING BAL                    1,122        1,064       1,080       1,012          995         997         954          961
TOTAL ADDED                          0           84           0          50           50           0          50            0
TOTAL SALES                         58           68          68          67           48          43          43           38
TOTAL END BAL                    1,064        1,080       1,012         995          997         954         961          923
CUM. SOLD                           58          126         194         261          309         352         395          433
CUM. % SOLD                        11%          24%         36%         49%          58%         66%         74%          81%

TOTAL SALES                  1,764,000    2,177,580   2,216,928   2,254,284    1,929,128   1,881,403   1,918,816    1,641,115
SALES EXPENSE                  105,840      130,655     133,016     135,257      115,748     112,884     115,129       98,467
                         -----------------------------------------------------------------------------------------------------------
NET SALES                    1,658,160    2,046,925   2,083,912   2,119,027    1,813,380   1,768,519   1,803,687    1,542,648

EXPENSES:
DEVELOPMENT                          0      180,000           0     220,000      220,000           0     230,000            0
MARKETING                       88,200      108,879     110,846     112,714       96,456      94,070      95,941       82,056
ADMIN/O.H.                     123,480      152,431     155,185     157,800      135,039     131,698     134,317      114,878
R.E. TAX                        50,000       46,000      40,000      27,000       29,000      25,000      22,000       21,000
                         -----------------------------------------------------------------------------------------------------------
TOTAL EXPENSE                  261,680      487,310     306,031     517,514      480,495     250,768     482,258      217,934
                         -----------------------------------------------------------------------------------------------------------
MORTGAGE:
NET INCOME                   1,396,480    1,559,615   1,777,881   1,601,513    1,332,885   1,517,751   1,321,429    1,324,714
BEGINING BAL                 4,835,418    4,251,865   3,531,495   2,798,108    2,052,363   1,414,184     791,793      157,025
PRINCIPAL                      583,553      720,370     733,387     745,745      638,179     622,391     634,768      157,025
INTEREST                       545,237      467,002     379,776     291,028      207,993     132,359      56,929        9,422
ENDING BAL                   4,251,865    3,531,495   2,798,108   2,052,363    1,414,184     791,793     157,025            0
DEBT SERVICE                 1,128,790    1,187,372   1,113,163   1,036,773      846,172     754,750     691,697      166,447
CASH FLOW                      267,690      372,243     664,718     564,740      486,713     763,001     629,732    1,158,267


NET SALES                  ------------------------------------
EXPENSES:                  1,573,325   1,604,609      785,190
DEVELOPMENT
MARKETING                    200,000           0            0
ADMIN/O.H.                    83,688      85,352       36,765
R.E. TAX                     117,163     119,492       58,472
                              18,000      15,000        6,000
TOTAL EXPENSE              ------------------------------------
                             418,850     219,844      101,237
MORTGAGE: NET INCOME       ------------------------------------
BEGINING BAL               1,154,475   1,384,765      683,953
PRINCIPAL                          0           0            0
INTEREST                           0           0            0
ENDING BAL                         0           0            0
DEBT SERVICE                       0           0            0
CASH FLOW                          0           0            0
                           1,154,475   1,384,765      683,953



PRESENT VALUE OF CASH FLOW
DISCOUNTED AT 25%                                         2,072,322
ADD LAND LOAN                                             4,835,418
                                                          ----------
TOTAL VALUE                                               6,907,740

                                      YEAR        YEAR        YEAR
SECTION 72                              9          10           11
BEGINNING BAL
NO. ADDED                              20          35           10
NO. SALES                              40           0            0
ENDING BALANCE                         25          25           10
CUMULATIVE SOLD                        35          10            0
% SOLD                                255         280          290
PRICE                                 88%         97%         100%
SALES INCOME                       64,441      65,730       67,045
OTHER LOTS                      1,611,025   1,643,250      670,450
BEGINNING BAL.
NO. ADDED                               0           0            0
NO. SALES                               0           0            0
ENDING BALANCE                          0           0            0
CUMULATIVE SOLD                         0           0            0
% SOLD                                 60          60           60
PRICE                                 21%         21%          21%
SALES INCOME                       18,277      18,643       19,016
SECTION 14                              0           0            0
BEGINNING BAL
NO. ADDED                               0           0            0
NO. SALES                               0           0            0
ENDING BALANCE                          0           0            0
CUMULATIVE SOLD                         0           0            0
% SOLD                                 39          39           39
PRICE                                100%        100%         100%
SALES INCOME                       20,000      20,000       20,000
COMMERCIAL LOTS                         0           0            0
BEGINNING BAL.
NO. ADDED                              21          18           15
NO. SALES                               0           0            0
ENDING BALANCE                          3           3            3
CUMULATIVE SOLD                        18          15           12
% SOLD                                 27          30           33
PRICE                                 82%         91%         100%
SALES INCOME                       17,575      17,927       18,286
UNSUITIBLE LOTS                    52,725      53,781       54,858
BEGINNING BAL
NO. ADDED                             882         872          862
NO. SALES                               0           0            0
ENDING BALANCE                         10          10           10
CUMULATIVE SOLD                       872         862          852
% SOLD                                 90         100          110
PRICE                                  9%         10%          11%
SALES INCOME                        1,000       1,000        1,000
OFFICE                             10,000      10,000       10,000
TOTAL LOTS                              0           0      100,000
BEGINNING BAL
TOTAL ADDED                           923         925          887
TOTAL SALES                            40           0            0
TOTAL END BAL                          38          38           23
CUM. SOLD                             925         887          864
CUM. % SOLD                           471         509          532
TOTAL SALES                           89%         96%         100%
SALES EXPENSE                   1,673,750   1,707,031      835,308
                                  100,425     102,422       50,118
NET SALES
EXPENSES:                       1,573,325   1,604,609      785,190
DEVELOPMENT
MARKETING                         200,000           0            0
ADMIN/O.H.                         83,688      85,352       36,765
R.E. TAX                          117,163     119,492       58,472
TOTAL EXPENSE                      18,000      15,000        6,000
MORTGAGE: NET INCOME              418,850     219,844      101,237
BEGINING BAL.                   1,154,475   1,384,765      683,953
PRINCIPAL                               0           0            0
INTEREST                                0           0            0
ENDING BAL.                             0           0            0
DEBT SERVICE                            0           0            0
CASH FLOW                               0           0            0
                                1,154,475   1,384,765      683,953


                               PRESENT VALUE OF CASH FLOW
                               DISCOUNTED AT 25%                 2,072,322
                               ADD LAND LOAN                     4,835,418
                                                                ---------------
                               TOTAL VALUE                       6,907,740

                                                        SUMMARY OF LOT SALES

                             1992         1993        1994        1995         1996        1997        1998         1999
SALES FROM REEVES
NUMBER                          3           15          46          32           50          57          53           68*
AVERAGE PRICE               3,990        7,723       8,366       5,714        7,702       5,749       5,971        6,045

RESALES
NUMBER                         63           58         138         127          135         225         261          256
AVERAGE PRICE               6,381        6,200       5,116       5,429        5,659       5,873       6,352        7,581

RESALES ABOVE $3,000
NUMBER                         40           51          93          91          101         152         169          208
AVERAGE PRICE               8,785        6,724       6,489       6,692        6,950       7,819       7,879        8,781


                             2000         2001        2002        2003         2004        2005
SALES FROM REEVES
NUMBER                         56*          69          22**        29***        86***       81
AVERAGE PRICE               7,849        5,434      13,150       8,508       12,950      27,969

RESALES
NUMBER                        250          209         164         123          205         460
AVERAGE PRICE               8,062        7,964      12,453      11,496       14,000      22,000

RESALES ABOVE $3,000
NUMBER                        209          177         144         120          181         424
AVERAGE PRICE               9,227        9,076      13,860      11,725       15,400      23,800


Lot sales from Reeves do not include those to Nature Conservancy.
       * Also sold some commercial lots
       * Also sold one commercial Tract for $45,000
       ** Also sold six commercial tracts for a total of $210,000
       *** Also sold two commercial tracts for a total of $59,820

                                                     HISTORIC OPERATING EXPENSES

                                   1995        1996        1997         1998        1999        2000         2001        2002

R E TAX                          36,574      40,636      39,501       41,691      38,387      65,807       72,335      48,422
SALERIES/MEDICAL                 43,731      71,761      49,179       51,483      59,773      88,980       57,655      49,370
PAYROLL TAX                      11,751      32,871      11,961       15,049      14,259      30,579       14,776      13,786
PROP INSUR                       10,919      10,788      12,832       17,138      17,981      17,495        7,450       7,941
UTIL/TEL                          5,709       5,960       5,957        6,721       6,915       6,663        6,766       7,056
SURVEYING                         5,070       4,530       5,490        2,910       6,020      10,755        6,102       4,635
ADVERTISING                      16,695      11,627      13,833       16,997      16,252      21,286       18,113      17,569
LEGAL                             1,656       5,277       3,565        6,760       7,815       4,890       20,785         780
COMMISSIONS                       1,200         495       2,000          830       1,600       1,780        4,008           0
OTHER                            14,833      27,450      13,766       19,376      49,040      23,327       26,181      21,208

TOTAL                           148,138     211,395     158,084      178,955     218,042     271,562      234,171     170,767

-------------------
                                   2003        2004         2005

R E TAX                          51,646      65,964       60,143
SALERIES/MEDICAL                 53,385      75,052      104,618
PAYROLL TAX                      14,645      21,997       45,148
PROP INSUR                        7,906       7,628        8,039
UTIL/TEL                          6,471       6,308        6,556
SURVEYING                         3,435      16,800       22,575
ADVERTISING                      15,635      11,936        6,825
LEGAL                             3,680       2,030          255
COMMISSIONS                       5,600       7,200            0
OTHER                            18,552      32,950       62,081

TOTAL                           180,955     247,865      316,240